1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684-6365
Fax 604 684 8092
Toll Free 1 800 667-2114
www.continentalminerals.com

CONTINENTAL SIGNS AGREEMENT
TO BE ACQUIRED BY JINCHUAN GROUP FOR $432 MILLION

September 17, 2010, Vancouver, BC – Continental Minerals Corporation (TSX-V:KMK, OTCBB:KMKCF) (“Continental” or the “Company”) announces that it has signed a letter agreement to be acquired (the “Acquisition”) by Jinchuan Group Ltd (“Jinchuan”), a large China-based mining group for aggregate cash consideration of approximately C$432 million pursuant to an arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

The letter agreement provides for the acquisition of 100% of Continental’s approximately 166 million common shares on a fully diluted basis for C$2.60 per share. The Acquisition price of $2.60 per share to be paid to Continental securityholders represents a 13% premium to the closing trading price of Continental’s common shares on September 14, 2010, the last trading day prior to this announcement, and an 18% premium to the volume weighted average trading price of Continental’s common shares over the last 30 trading days ending on September 14, 2010.

Each Continental stock option currently outstanding that is exercised by the record date for participation in the Arrangement (which date will be announced in a future news release), will participate fully in the Arrangement. Option holders will be entitled to vote on the Arrangement with common shareholders on an as-if exercised basis (as a single class) at the special meeting of Continental securityholders to be convened to consider the Arrangement.

The Board of Directors of Continental is also proposing to include in the Arrangement a special cash distribution of up to C$0.10 per Continental share outstanding immediately prior to completion of the Acquisition.

The Board, having extensively discussed the Acquisition terms with its financial and legal advisors, has determined that the Arrangement is fair to the Company’s securityholders and is in the best interests of the Company. Therefore, the Board will be recommending that Continental securityholders vote in favour of the Arrangement. The letter agreement is binding in certain respects only and therefore completion of the Arrangement is subject to the execution of definitive agreements and other conditions, including approval of Continental’s securityholders, approval of the Arrangement by the British Columbia Supreme Court, certain Chinese and Canadian regulatory approvals and customary closing conditions for transactions of this nature.

The definitive agreements in respect of the Arrangement will include an arrangement agreement and voting lock-up agreements with each of the directors and officers of the Company and certain shareholders of the Company pursuant to which such persons will agree to support the Arrangement.

The definitive agreements will contain customary representations, warranties and covenants of each of Jinchuan and Continental. In addition, Continental has agreed in the letter agreement that it will not solicit or initiate discussions regarding any other business combination or sale of its shares or material assets until thirty days from the date of execution of the letter agreement, except in respect of unsolicited proposals that the Continental Board of Directors in good faith determines could reasonably be expected to result in a superior offer. Continental has also granted Jinchuan a right to match competing unsolicited proposals. The arrangement agreement will provide for a $13.4 million break fee which could be payable by either party in certain events. The fee would be payable by Jinchuan to Continental if the Arrangement is not completed by Jinchuan as a result of a breach by it of certain of its obligations under the arrangement agreement. The break fee would be payable by Continental to Jinchuan in certain customary events such as the withdrawal by the Continental board of support for the Acquisition, if the board recommends an alternative transaction or if an alternative transaction completes within 12 months of termination of the Acquisition, if Continental breaches certain non-solicitation covenants or it fails to timely convene a Continental securityholders meeting to consider the Arrangement. Jinchuan has further agreed that, after receipt of Chinese regulatory approval of the Acquisition and prior to the Continental securityholders meeting at which the Arrangement is to be considered, it will transfer the entire aggregate cash consideration payable under the Arrangement to Canada.

After execution of the definitive agreements in respect of the Arrangement, Continental will be convening a special meeting of its securityholders to consider the Arrangement. To meet a Jinchuan condition of the Acquisition, the Arrangement will also accelerate the redemption or exchange of Continental’s class of preferred shares for certain underlying marketable securities valued at approximately $25 million. Continental currently anticipates that the special meeting will be held in November 2010 and that an information circular containing detailed disclosure regarding the Arrangement will be mailed to Continental’s securityholders during October 2010. The Arrangement will require the approval of securityholders of Continental at the meeting in accordance with the terms of the orders to be granted by the Supreme Court of British Columbia, Business Corporations Act (British Columbia) and Multilateral Instrument 61-101 “Protection of Minority Security Holders in Special Transactions”. The information circular will be filed and available for public download at www.sedar.com and in the United States at www.sec.gov concurrently with mailings to securityholders.

Advisers

BMO Capital Markets is sole financial advisor to Continental in connection with the proposed Arrangement. McCarthy Tétrault LLP acts as counsel to the special committee of the Board and Lang Michener LLP acts as general counsel to Continental.

Sino Resources Capital Pty Ltd. and Blake, Cassels & Graydon LLP are the financial and legal advisors to Jinchuan respectively in respect of the Arrangement.

About Continental

Continental is a TSX Venture Exchange listed resource company associated with the Vancouver-based Hunter Dickinson Group of mining companies. Since 2005, Continental has focused on exploring and unlocking the value of its large Xietongmen copper-gold property in Tibet Autonomous Region, PRC.

About Jinchuan

Jinchuan Group is a large integrated non-ferrous metallurgical and chemical engineering enterprise engaged in mining, concentrating, metallurgy and chemical engineering. It produces nickel, copper, cobalt, rare and precious metals and also some chemical products such as sulfuric acid, caustic soda, liquid chlorine, hydrochloric acid and sodium sulfite, together with some further processed nonferrous metals products. The output of nickel and platinum group metals respectively accounts for more than 90% of the total in China. Jinchuan Group Ltd. is the largest producer of nickel-cobalt in China.

For more information contact:

Susie Bell, Investor Relations

Toll Free: 1-800-667-2114
Ph: (604) 684-6365
Fax: (604) 684-8092
Email: info@hdgold.com

THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED
IN THE POLICIES OF THE TSX VENTURE EXCHANGE)ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR
ACCURACY OF THIS NEWS RELEASE.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable Canadian securities laws concerning the likelihood of the Arrangement completing. Although Continental has attempted to identify important factors and conditions that could prevent the Arrangement from completing there may be other conditions or factors that are yet to be determined based in part on the present need to negotiate definitive agreements, regulatory filings and Court documents. There can be no assurance that Continental’s identification of conditions and completion factors will prove to be complete or accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking statements.